

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Robert G. Lewis
Chief Financial Officer
Rubicon Minerals Corporation
1540-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

      Re: Rubicon Minerals Corporation
            Amendment No. 1 to Form 40-F for the fiscal year ended
            December 31, 2009
            Filed July 1, 2010
            File No. 001-32292

Dear Mr. Lewis:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      H. Roger Schwall
                      Assistant Director